Exhibit 99.5

Notice of Availability of Proxy Materials

for DEFI TECHNOLOGIES INC. Annual and Special Meeting

Meeting Date and Time: June 29, 2026 at 10:00 am Eastern time

Location: https://meetings.lumiconnect.com/400-468-404-350

Please be advised that the proxy materials for the above noted securityholder meeting are available for viewing and downloading online. This document provides an overview of these materials, but you are reminded to access and review the information circular and other proxy materials available online prior to voting. These materials are available at:

https://defi.tech/investor-relations

OR

www.sedarplus.ca

Obtaining Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the proxy materials related to the above referenced meeting by mail at no cost. Requests for paper copies must be received by June 18, 2026 in order to receive the paper copy in advance of the meeting. Shareholders may request to receive a paper copy of the Materials for up to one year from the date the Materials were filed on www.sedarplus.ca

For more information regarding notice-and-access or to obtain a paper copy of the Materials you may contact our transfer agent, Odyssey Trust Company, via https://odysseytrust.com/ca-en/help/ or by phone at 1-888-290-1175 (toll-free within North America) or 1-587-885-0960 (direct from outside North America).

Notice of Meeting

The resolutions to be voted on at the meeting, described in detail in the Management Information Circular, are as follows:

1.	Number of Directors. Matters to be Considered – Page 28.

2.	Election of Directors. Matters to be Considered – Page 29.

3.	Appointment of Auditors. Matters to be Considered – Page 32.

4.	Approval of Share Consolidation or Reverse Stock Split. Matters to be Considered – Page 33.

5.	Confirmation of the By-Law Amendment. Matters to be Considered – Page 41.

6.	Confirmation of the Advance Notice By-Law. Matters to be Considered – Page 42.

Voting

To vote your securities, please refer to the instructions on the enclosed Proxy or Voting Instruction Form. Your Proxy or Voting Instruction Form must be received by 10:00 am, Eastern time on June 25, 2026.

Stratification

The Issuer is providing paper copies of its Management Information Circular only to those registered shareholders and beneficial shareholders that have previously requested to receive paper materials.

Annual Financial Statements

The Issuer is providing paper copies or emailing electronic copies of its annual financial statements to registered shareholders and beneficial shareholders that have opted to receive annual financial statements and have indicated a preference for either delivery method.